Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
Second Quarter 2015 Financial Results
Second Quarter 2015 Highlights

•	Adjusted EBITDA[1] of €56.0 million and Adjusted EPS[1] of €0.33

•	Adjusted EBITDA increased by €3.9 million, or 3.7%, to €109.9 million in the first six months of 2015

•	Cash increased by €15.5 million before dividend payment in the second quarter of 2015

•	Volumes increased to 260.5 kmt compared to 255.9 kmt in the second quarter of 2014 with both segments contributing to this increase

•	Contribution Margin[1] increased by €6.2 million, or 5.7%, compared to the second quarter of 2014

•
Revenue decreased by €59.0 million to €282.3 million compared to the second quarter of 2014 as lower feedstock costs were passed along to customers with indexed pricing agreements in the form of reduced sales prices. Foreign exchange translation impacts and volume gains partially offset the feedstock cost pass through effects

•
Specialty Carbon Black Adjusted EBITDA margin grew 520 basis points to 31.1% compared to the second quarter of 2014, as a result of volume growth, stronger contribution margins, the impact of declining feedstock prices on revenue and foreign exchange effects

•
Rubber Carbon Black Adjusted EBITDA margin grew 170 basis points to 14.0% compared to the second quarter of 2014 as a result of foreign exchange effects, the impact of declining feedstock prices on revenue as well as continued efficiency gains

•	Net Working Capital[1] improved to 64 days compared to 65 days at the end of first quarter of 2015

•	Profit (Net Income) of €14.6 million in second quarter 2015 equal to EPS of €0.24

•	Maintain 2015 full year Adjusted EBITDA guidance range of €210 million to €225 million

Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – August 6, 2015 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced results for its second quarter of 2015.

“Our second quarter results demonstrate a solid operating quarter with particularly strong performance from our Specialty Carbon Black segment which delivered double digit Adjusted EBITDA growth. Our profitability and cash generation were strong despite the continuation of a volatile macroeconomic environment. The company expanded both volumes and Adjusted EBITDA margins in both our Specialty and Rubber Carbon Black businesses, increased combined contribution margin, even though our Rubber segment faced headwinds in the form of unfavorable feedstock cost impacts, which are separate and apart from the decline in oil costs passed on to our customers. We also experienced a further decline in demand in Brazil due to the economic environment in that region.

1) See below for a reconciliation of Non-IFRS Financial Measures

Nevertheless, we remain confident in our ability to execute our strategy of continuing to strengthen our Specialty Black segment while improving Adjusted EBITDA margins in our Rubber Black segment. Our robust cash generation supports our ability to pay strong dividends, fund our capital investments and continue to reduce leverage,” said Jack Clem, Orion’s Chief Executive Officer.

In EUR	Fiscal Year 2015	Fiscal Year 2014
	Second Quarter	Second Quarter
Revenue	282.3m	341.3m
Volume (in kmt)	260.5	255.9
Contribution Margin	115.2m	109.0m
Contribution Margin per metric ton (1)	442.2	426.0
Operating Result (EBIT)	35.9m	26.8m
Adjusted EBITDA (2)	56.0m	56.0m
Profit or loss for the period (Net Income)	14.6m	(6.4)m
EPS (3)	0.24	(0.15)
Adjusted EPS (4)	0.33	0.09
Notes:

(1)
The change in Contribution margin per metric ton (CM/mT) between Q2 2015 and Q2 2014 reflects a favorable impact of about €40/mT associated with foreign exchange translation effects. This favorable impact was offset by approximately €20/mT related to negative feedstock cost developments which were primarily associated with the Rubber Carbon Black segment.

(2)
The change in Adjusted EBITDA between Q2 2015 and Q2 2014 includes a favorable impact of approximately €6 million associated with foreign exchange translation effects, offset by negative feedstock cost developments of a similar amount which were mainly associated with the Rubber Carbon Black segment.

(3)	EPS calculated using profit or loss for the period (net income) based upon number of shares outstanding during the quarter, which was 59,635,126 as of June 30, 2015 and 43,750,000 as of June 30, 2014.

(4)
Calculated as profit or loss for the period (Net Income) adjusted for non-recurring items, amortization of acquired intangible assets and foreign currency effects impacting financial results, all adjustments on a net of tax basis assuming group tax rate. See below for reconciliation for the three months ended June 30, 2015 and June 30, 2014.

Second Quarter 2015 Overview
Volumes increased by 4.6 kmt resulting in a total volume of 260.5 kmt in the second quarter of 2015 compared to 255.9 kmt in the second quarter of 2014. This performance reflected increased volumes in both the Specialty and Rubber Carbon Black segments.
While volumes in the quarter rose, revenue decreased by €59.0 million, or 17.3%, to €282.3 million in the second quarter of 2015 from €341.3 million in the second quarter of 2014. This revenue decrease was due to sales price declines resulting from pass through of lower feedstock costs, partially offset by foreign exchange translation effects from a stronger US Dollar and additional volumes. Raw material cost pass through mechanisms and a focus on cost controls proved to be effective as key performance indicators such as Contribution Margin, Gross Profit, and Net Income increased, even though revenue decreased in line with falling feedstock costs.
Contribution Margin increased by €6.2 million, or 5.7%, to €115.2 million in the second quarter of 2015 from €109.0 million in the second quarter of 2014, driven by positive foreign exchange translation effects (associated primarily with the stronger US Dollar), effects associated with a lower oil price, as well as efficiency and volume gains. These were partially offset by negative feedstock cost developments mainly in Rubber Carbon Black.
Adjusted EBITDA totaled €56.0 million in second quarter of 2015 equaling the prior year's second quarter. While Contribution Margin and Gross Profit improved significantly during second quarter of 2015 compared to same quarter of 2014, unfavorable foreign exchange effects associated with below margin fixed costs impacted Adjusted EBITDA.

Quarterly Segment Results
Specialty Carbon Black
Volumes for the Specialty Carbon Black segment increased by 4.2% to 54.7 kmt in the second quarter of 2015 from 52.5 kmt in the second quarter of 2014, reflecting increased demand in Europe and Asia Pacific.
Revenue of the segment decreased by €7.2 million, or 6.9%, to €96.4 million in the second quarter of 2015 from €103.6 million in the second quarter of 2014. This revenue decrease was due to price declines resulting from the pass through of reduced feedstock costs to indexed customers. This was partially offset by foreign exchange translation effects from a stronger US Dollar and the additional volumes.
Gross profit of the segment increased by €4.4 million, or 12.3%, to €40.3 million in the second quarter of 2015 from €35.9 million in the second quarter of 2014, in part due to a benefit from the decline in feedstock costs associated with the non-indexed business and favorable foreign exchange translation effects mainly associated with the stronger US Dollar. In addition, as a result of the review of remaining useful asset lives in Q1 2015 depreciation decreased by €1.9 million prior to offset by foreign exchange impacts and additional capital investment.
Adjusted EBITDA of the segment increased significantly by 11.9% to €30.0 million in the second quarter of 2015 from €26.8 million in the second quarter of 2014 reflecting the development of gross profit. Adjusted EBITDA margin was 31.1% as compared to 25.9% in the second quarter of 2014. This increase in Adjusted EBITDA margin, while reflecting improved profitability, is also partly driven by the effect of the decline in feedstock costs on revenues.
Rubber Carbon Black
Volumes of the Rubber Carbon Black segment increased by 1.2% to 205.8 kmt in the second quarter of 2015 from 203.4 kmt in the second quarter of 2014, reflecting increased demand in Europe and Asia Pacific, which was offset by significantly weaker demand due to a worsening economic environment in Brazil.
Revenue of the segment decreased by €51.8 million, or 21.8%, to €185.9 million in the second quarter of 2015 from €237.7 million in the second quarter of 2014. This revenue decrease was due to price declines resulting from pass through of lower cost feedstock. This was partly offset by foreign exchange translation effects from a stronger US Dollar and the additional volumes.
Gross profit of the segment increased by €1.2 million, or 2.8%, to €45.1 million in the second quarter of 2015 from €43.9 million in the second quarter of 2014. This increase was in large part associated with efficiency gains. In addition, as a result of the review of remaining useful asset lives in Q1 2015 depreciation decreased by €2.8 million prior to offset by foreign exchange impacts and additional capital investment. Favorable foreign exchange translation effects, mainly due to the stronger US Dollar, were offset by negative feedstock cost developments from U.S. based suppliers.
Adjusted EBITDA of the segment decreased by €3.2 million, or 10.9% to €25.9 million in the second quarter of 2015 from €29.1 million in the second quarter of 2014, reflecting the development of gross profit excluding depreciation as well as the impact of negative foreign exchange impacts associated with below gross profit fixed costs. Nonetheless, Adjusted EBITDA margin rose to 14.0% in the second quarter of 2015 from 12.3% in the second quarter of 2014. This increase in Adjusted EBITDA margin is reflecting in part the effect of declining feedstock costs on revenues.
Balance Sheet and Cash Flow
As of June 30, 2015, the Company had cash and cash equivalents of €113.0 million which represents an increase of €42.5 million from December 31, 2014 driven by strong operational performance of the business and a cash effective reduction in working capital of €29.2 million as a result of lower feedstock costs and effective working capital management. Days of Net Working Capital ended the quarter at 64 days compared to 65 days at the end of the first quarter of 2015, down one day from the prior quarter. During the second quarter of 2015 cash and cash equivalents increased by €15.5 million prior to dividend payments.
The Company’s non-current indebtedness as of June 30, 2015 was €692.5 million composed of the non-current portion of term loan liabilities (€706.4 million less transaction costs of €14.0 million) and €0.1 million other long term debt. Net indebtedness including €7.2 million current portion of term loan liabilities less cash of €113.0 million was €600.6 million, which represents a 2.84 times LTM EBITDA multiple.

Cash inflows from operating activities in the second quarter of 2015 amounted to €47.2 million, consisting of a consolidated profit for the period of €14.6 million, adjusted for depreciation and amortization of €17.8 million, exclusion of finance cost of €13.3 million affecting net income. Net working capital totaled €198.2 million as of June 30, 2015, compared to €203.7 million as of March 31, 2015.
Cash outflows from investing activities in the second quarter of 2015 amounted to €17.5 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system which are in line with expectations for the full year 2015.
Cash outflows for financing activities in the second quarter of 2015 amounted to €34.2 million, consisted primarily of two dividend payments totaling €20.0 million, regular interest payments of €9.1 million and regular debt repayment of €1.8 million.

Organizational Matters
David Deters joined the company at the start of August 2015 as Senior Vice President of Innovation. David is located in Orion’s Innovation Center in Cologne, Germany. Mark Peters joined the company in July 2015 as Senior Vice President and General Manager- Americas Region. Mark is located in Orion’s Americas Headquarters in Kingwood, Texas. Mark Leigh has resigned his position as Senior Vice President, Business Line Rubber. A search has begun for a replacement.

The Company has established a long-term incentive program providing for the grant of performance share units (“PSUs”) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Committee”). PSU awards will be earned based on achievement against one or more performance metrics established by the Committee in respect of a specified performance period. All PSUs will be granted under, and will be subject to the terms and conditions of, the Company’s 2014 Omnibus Incentive Compensation Plan, and will not increase the number of shares previously reserved for issuance under the 2014 Plan.
In order to provide for tax equalization, the Company has agreed to compensate certain senior management members for additional income tax expenses which they might incur by reason of their employment under the laws of certain countries over and above the amount that would customarily be paid under their home-country laws. The agreement applies to covered expenses incurred at any time after August 1, 2014.
2015 Full Year Outlook
“We remain well positioned to continue our strong financial and operational performance, in spite of regional economies with widely differing economic performances. The U.S. continues to strengthen. Europe is recovering slowly in spite of recent concerns regarding the Eurozone. Asia Pacific has been stable with some indication of a marginally weaker than expected Korean economy. Finally, the economic environment in Brazil has worsened and we expect this region to be challenged for the rest of 2015.

Consistent with our ability to execute our operational and strategic plan within this current macro outlook, we maintain our full year Adjusted EBITDA guidance of €210 million to €225 million for 2015. We expect to continue to experience the negative feedstock cost developments that have impacted our Rubber Carbon Black segment financial results. As a result, our financial result for the year could be closer to the midpoint of our guidance range.

We expect to continue generating strong free cash flows and to continue paying quarterly dividends in 2015 at our current level,” said Jack Clem, Chief Executive Officer.

This outlook continues to be based on our current view of the global markets, assumes that volume growth is in line with current GDP expectations, and that current global oil price levels and currency exchange rates remain reasonably stable. This outlook does not give effect to any contingencies described in Note 11 to our interim condensed consolidated financial statements as at June 30, 2015.

Other factors for 2015 full year:

•	59.6 million shares outstanding

•	Underlying tax rate of about 35% on pre-tax income

•	Capital Expenditures of approximately €50 million

•	Full year 2015 depreciation of about €48 million and amortization of €18 million (includes amortization of acquired intangibles of €13 million)

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, August 7, 2015, at 8:30 a.m. (EDT). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through August 14, 2015:

U.S. Toll Free:	1-877-870-5176
International:	1-858-384-5517
Conference ID:	13607191
Additionally, a live and an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With approximately 1,350 employees worldwide, Orion runs 14 global production sites and four Applied Technology Centers. For more information please visit our website

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2015 Full Year Outlook” section above. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014 and in Note 11 to our unaudited interim condensed consolidated financial statements as at June 30, 2015 regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement – including the “2015 Full Year Outlook” section above – as a result of new information, future events or other information, other than as required by applicable law.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three and six months ended June 30, 2015 and 2014 - unaudited

	Three Months Ended Jun 30, 2015	Three Months Ended Jun 30, 2014	Six Months Ended Jun 30, 2015	Six Months Ended Jun 30, 2014
	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	282,345	341,283	572,751	671,756
Cost of sales	(196,985)	(261,545)	(405,027)	(521,114)

Gross profit	85,360	79,738	167,724	150,642

Selling expenses	(27,563)	(26,014)	(53,491)	(50,395)
Research and development costs	(4,047)	(3,232)	(8,065)	(6,058)
General and administrative expenses	(15,734)	(13,484)	(30,700)	(25,792)
Other operating income	1,251	1,789	1,675	2,482
Other operating expenses	(3,412)	(11,980)	(4,987)	(15,595)

Operating result (EBIT)	35,855	26,817	72,156	55,284

Finance income	3,623	2,558	12,675	2,999
Finance costs	(16,881)	(30,893)	(39,913)	(55,126)
Share of profit or loss of joint ventures	129	82	250	165

Financial result	(13,129)	(28,253)	(26,988)	(51,962)

Profit or loss before income taxes	22,726	(1,436)	45,168	3,323

Income taxes	(8,143)	(5,010)	(15,834)	(10,171)

Profit or loss for the period	14,583	(6,446)	29,334	(6,848)
Earnings per Share (EUR per share), basic and diluted *	0.24	(0.15)	0.49	(0.16)

* Based on 59,635k and 43,750k actual number of shares as of June 30, 2015 and 2014, respectively, which was also the weighted average for the respective periods then ended.

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at June 30, 2015 and December 31, 2014 – unaudited

	Jun 30, 2015	Dec 31, 2014
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	103,947	110,952
Property, plant and equipment	377,873	358,216
Investment in joint ventures	4,415	4,657
Other financial assets	5,148	5,931
Other assets	3,481	3,750
Deferred tax assets	54,978	57,084
	598,354	589,102
Current assets
Inventories	116,385	125,298
Trade receivables	186,204	199,486
Other financial assets	852	1,001
Other assets	23,718	26,166
Income tax receivables	6,079	10,575
Cash and cash equivalents	113,018	70,544
	446,256	433,070
	1,044,610	1,022,172
	Jun 30, 2015	Dec 31, 2014
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Reserves	(25,483)	51,569
Profit or loss for the period	29,334	(55,939)
	63,486	55,265
Non-current liabilities
Pension provisions	53,765	48,629
Other provisions	14,119	14,169
Financial liabilities	692,547	670,189
Other liabilities	2,577	2,101
Deferred tax liabilities	45,725	44,281
	808,733	779,369
Current liabilities
Other provisions	30,905	40,808
Trade payables	104,387	105,074
Other financial liabilities	8,088	10,684
Income tax liabilities	11,342	11,552
Other liabilities	17,669	19,420
	172,391	187,538
	1,044,610	1,022,172

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2015 and 2014 – unaudited

	Three Months Ended Jun 30, 2015	Three Months Ended Jun 30, 2014	Six Months Ended Jun 30, 2015	Six Months Ended Jun 30, 2014
	In EUR k	In EUR k	In EUR k	In EUR k
Profit or (loss) for the period	14,583	(6,446)	29,334	(6,848)

Income taxes	8,143	5,010	15,834	10,171

Profit or (loss) before income taxes	22,726	(1,436)	45,168	3,323

Depreciation and amortization of intangible assets and property, plant and equipment	17,822	18,949	34,452	37,884
Other non-cash expenses	—	1,584	—	2,712
(Increase)/decrease in trade receivables	(1,124)	(15,599)	20,194	(26,005)
(Increase)/decrease in inventories	(1,326)	(12,460)	12,052	(18,341)
Increase/(decrease) in trade payables	2,742	6,073	(3,077)	14,645
Decrease in provisions	(1,473)	(9,169)	(11,099)	(11,498)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	2,237	12,170	2,572	9,412
Finance income	(3,623)	(2,558)	(12,675)	(2,999)
Finance costs	16,881	30,893	39,913	55,126
Cash paid for income taxes	(7,702)	(8,766)	(5,537)	(10,375)

Cash flows from operating activities	47,160	19,681	121,963	53,884

Cash paid for the acquisition of intangible assets and property, plant and equipment	(17,499)	(11,875)	(31,345)	(19,568)

Cash flows from investing activities	(17,499)	(11,875)	(31,345)	(19,568)

Cash received from borrowings, net of transaction costs	—	38,159	—	43,965
Repayments of borrowings	(1,797)	(61,064)	(3,611)	(61,064)
Cash payments of current financial liabilities	(300)	—	(3,532)	—
Interest and similar expenses paid	(13,052)	(29,347)	(22,538)	(45,416)
Interest and similar income received	998	88	1,126	196
Dividends paid to shareholders	(20,000)	—	(20,000)	—

Cash flows from financing activities	(34,151)	(52,164)	(48,555)	(62,319)

Change in cash	(4,490)	(44,358)	42,063	(28,003)

Change in cash resulting from exchange rate differences	(3,201)	421	411	370
Cash and cash equivalents at the beginning of the period	120,709	86,782	70,544	70,478

Cash and cash equivalents at the end of the period	113,018	42,845	113,018	42,845

Non-IFRS Financial Measures Reconciliations
In this release we refer to Adjusted EBITDA, Adjusted EPS and Contribution Margin which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.
The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or loss	Three Months Ended Jun 30,		Six Months Ended Jun 30,
in EUR k	2015	2014	2015	2014
Adjusted EBITDA	55,959	55,954	109,850	105,969
Share of profit of joint venture	(129)	(82)	(250)	(165)
Restructuring expenses (1)	—	(718)	—	(1,321)
Consulting fees related to group strategy (2)	—	(3,927)	(182)	(5,853)
Other non-operating (3)	(2,153)	(5,461)	(2,810)	(5,461)
EBITDA	53,677	45,766	106,608	93,169
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(17,822)	(18,949)	(34,452)	(37,884)
Earnings before taxes and finance income/costs (operating result (EBIT))	35,855	26,817	72,156	55,285
Other finance income	3,623	2,558	12,675	2,999
Share of profit of joint ventures	129	82	250	165
Finance costs	(16,881)	(30,893)	(39,913)	(55,126)
Income taxes	(8,143)	(5,010)	(15,834)	(10,171)
Profit or loss for the period	14,583	(6,446)	29,334	(6,848)
(1) Restructuring expenses include personnel-related costs
(2) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(3) Other non-operating expenses primarily relates to costs in association with our EPA arbitration case.

Adjusted EPS Reconciliation

Adjusted EPS	Three Months Ended Jun 30,		Six Months Ended Jun 30,
in EUR k	2015	2014	2015	2014
Profit or loss for the period	14,583	(6,446)	29,334	(6,848)
add back non recurring items	2,153	10,106	2,992	12,635
add back amortization of acquired intangible assets	3,272	3,827	6,543	7,652
add back foreign exchange rate impacts to financial result	2,095	1,932	5,029	2,136
Tax effect on add back items at 35% estimated tax rate	(2,632)	(5,553)	(5,097)	(7,848)
Adjusted profit or loss for the period	19,471	3,866	38,800	7,727
Adjusted EPS [1]	0.33	0.09	0.65	0.18

Total add back items	4,888	10,312	9,466	14,575

Impact add back items per share	0.08	0.24	0.16	0.33
+ Earnings per Share (EUR per share), basic and diluted	0.24	(0.15)	0.49	(0.16)
= Adjusted EPS [1]	0.33	0.09	0.65	0.18
1) Based upon actual number of shares outstanding, which was 59,635k as of June 30, 2015 and 43,750k as of March 31, 2014.